Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Property Solutions Acquisition Corp.

(SEC File No.: 001-39395)

Date: June 30, 2021

PROPERTY SOLUTIONS ACQUISITION CORP.

Faraday Future

Your vote is needed!

Urgent request re: the special meeting of stockholders

Dear Stockholder,
Property Solutions Acquisition Corporation (PSAC) is preparing to hold a stockholder meeting to approve the planned merger with FF Intelligent Mobility Global Holdings Ltd. (Faraday Future) on July 20, 2021. For this planned action to take place, **your vote on this merger is urgently needed.**

Voting today will help us reduce potential costs and avoid the need for our proxy solicitor, Morrow Sodali, to initiate further calls or mailings.

The PSAC Board of Directors recommends you vote in favor of all elements of this merger.

JORDAN VOGEL,
CO-CEO, CHAIRMAN OF PSAC
BOARD OF DIRECTORS

AARON FELDMAN,
CO-CEO, PSAC

DR. CARSTEN BREITFELD,
CEO, FARADAY FUTURE

Voting is quick - only a few minutes

Please vote now

3 ways to vote today:

Online (Highly Recommended)
Visit www.proxypush.com. Have your proxy card with control number available when accessing the website. Easy-to follow directions are provided to complete the online voting.

Phone
Without a proxy card: Call 1-800-252-1959 Mon–Fri, 9:00 AM–9:00 PM ET; Sat–Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist.
With a proxy card: Call 1-866-586-3109 with a touch-tone phone to vote using an automated system.

Mail
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

Stockholders who need assistance voting or have questions regarding the Special Meeting may contact Property Solutions Acquisition Corp's proxy solicitor, Morrow Sodali, toll-free at 800-252-1959 or by email to psac.info@investor.morrowsodali.com. You may also visit vote.ff.com for additional information.

Thank you for your participation.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction between PSAC and Faraday Future. PSAC has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to Faraday Future. The proxy statement/consent solicitation statement/prospectus is being mailed to stockholders of PSAC as of the record date for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and Faraday Future once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and Faraday Future and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC's stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC's directors and officers in PSAC's filings with the SEC, including the proxy statement/consent solicitation statement/prospectus, which was filed with the SEC on June 24, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC's stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This communication includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC's or Faraday Future's management's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq's listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Faraday Future's ability to execute on its plans to develop and market its vehicles and the timing of these development programs; Faraday Future's estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of Faraday Future's vehicles; the success of other competing manufacturers; the performance and security of Faraday Future's vehicles; potential litigation involving PSAC or Faraday Future; the result of future financing efforts and general economic and market conditions impacting demand for Faraday Future's products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor Faraday Future undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.